Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 27, 2025

VIA EDGAR TRANSMISSION

Mr. Michael C. Pawluk, Senior Special Counsel

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 106 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Mr. Pawluk:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 7, 2025, with respect to the Registration Statement and the Trust’s proposed two new series, the VistaShares Animal Spirits Strategy ETF and the VistaShares Animal Spirits Daily 2X Strategy ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	We note that the Amendment is missing information and contains bracketed disclosures. We may have comments on these portions once they are completed and provided to us in a subsequent amendment, in disclosures made in response to this letter, or in information submitted supplementally.

Response: The Trust has provided the Staff with updated versions of the Funds’ prospectus and SAI with completed information separately via email.

2.	Where a comment is made to a disclosure in one section in the registration statement, the comment is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Trust confirms the foregoing, and confirms that the foregoing has been considered and reflected in the updated versions provided to the Staff separately (as referenced in response to Comment 1).

3.	Supplementally, please provide the benchmark or indices for each Fund.

Response: The Trust supplementally informs the Staff that Fund’s benchmark will be the S&P 500 Index.

Prospectus

Principal Investment Risks

4.	With respect to Market Capitalization Risk disclosure, we note the disclosure of Micro-Capitalization Investing risk. Given that the Index’s screen requires companies to have a market capitalization of at least $200 million, consider whether micro-cap investing risk is a principal investment risk.

Response: The Trust notes that industry standards commonly define small-capitalization companies as those with market capitalizations between $300 million and $2 billion, and micro-capitalization companies as those between $50 million and $300 million. Accordingly, the Trust has determined to retain the micro-capitalization investing risk in the Funds’ principal investment risk disclosures.

Principal Investment Strategy - VistaShares Animal Spirits Daily 2X Strategy ETF

5.	Please clarify whether the Fund will invest in the equity securities of the Target Portfolio directly, indirectly (synthetically), or both.

Response: The Trust confirms that the Fund’s strategy has been revised to clarify that the Fund will invest only indirectly (via derivative instruments) in the equity securities of the Target Portfolio.

6.	Please explain supplementally whether the Fund’s Target Portfolio is generally expected to mirror the portfolio holdings or maintain similar exposures as the VistaShares Animal Spirits Strategy ETF.

Response: The Trust confirms that the Fund’s Target Portfolio is generally expected to maintain exposures similar to the holdings of the VistaShares Animal Spirits Strategy ETF.

Item 9

7.	The Staff notes that Item 9 disclosure indicates that collateral holdings for the VistaShares Animal Spirits Daily 2X Strategy ETF may include (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; (3) short term bond exchange-traded fund (ETFs); and/or (4) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or of comparable quality. Consider whether the Fund’s principal risk disclosure should be made for all four types of such collateral holdings.

Response: The Trust notes that the Fund’s principal risk disclosures have been supplemented to address all four of the foregoing types of collateral holdings.

8.	Should the figures in the Item 4 table titled “Estimated Returns of 200% or Two Times Performance of the Target Portfolio match the figures in the Item 9 “Market Volatility” table 1?

Response: The Trust respectfully notes that although both Item 4 and Item 9 tables illustrate the impact of volatility on returns for a 2x daily leveraged ETF, the results differ due to distinct modeling assumptions. The table in Item 4 reflects a theoretical scenario that excludes fees, costs, and slippage, aiming to isolate the pure effects of volatility and compounding. In contrast, the table in Item 9 presents a more conservative estimate by incorporating potential real-world inefficiencies such as financing costs, operating expenses, trading slippage, and tracking error.

These differences are intentional and reflect the specific purpose of each table. Item 4 is intended to serve as an illustrative benchmark across a range of performance scenarios, while Item 9 is designed to disclose risk under conditions of high market volatility.

The Trust has added additional clarifying language to the disclosures for each of the tables.

9.	Please provide us with the Fund sponsorship agreement and add it to the exhibit list in Part C. We may have more comments when we see the agreement.

Response: The Trust confirms that a form of the Fund Sponsorship Agreement has been provided to the Staff supplementally via email and will be included as an exhibit to the Funds’ registration statement. The Trust further notes that this agreement is substantially similar to the version included as an exhibit to the Tidal Trust II registration statement. In addition, the Trust confirms that the prospectus disclosure regarding fund sponsorship reflects prior Staff comments on similar disclosure in the Tidal Trust II registration statement.

10.	Please add the Trust’s Investment Company Act number to the back cover page of the Prospectus.

Response: The Trust confirms that the back cover page to the Prospectus has been updated to include the Trust’s Investment Company Act number.

Statement of Additional Information

11.	Related to the Section titled “Additional Information About Investment Objectives, Policies, And Related Risks,” consider whether the risks of foreign securities and foreign currencies should be disclosed given the Funds’ investment strategies.

Response: The Trust has considered the Staff’s comment and has determined to add foreign securities risks as a principal investment risk.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

/s/ Michael Pelegrino
Michael Pelegrino
General Counsel
Tidal Investments LLC